Mail Stop 3561

December 29, 2009

Via Fax & U.S. Mail

Mr. Denis McGlynn
Chief Executive Officer
Dover Motorsports Inc.
1131 North Dupont Highway
Dover, Delaware 19903

> **Re:** **Dover Motorsports Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 6, 2009**
> **File No. 1-11929**

Dear Mr. McGlynn:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Risk Factors, page 7

1. In future filings, please revise to list all your risk factors in this section under the heading, "Risk Factors." Cross-referencing a later section of your filing is not

appropriate.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 13

2. We note your presentation of Adjusted Earnings before income tax expense and Adjusted Earnings from continuing operations before income tax expense for the years ended December 31, 2008 and 2006, respectively. As these measures represent non-GAAP financial measures, please revise MD&A in future filings to provide all disclosures required under Item 10(e) of Regulation S-X, including a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure(s) provides useful information to investors regarding your financial condition and results of operations, and to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure. Please refer to Item 10(e) of Regulation S-K for further details.

Critical Accounting Policies, page 18

3. Reference is made to your property and equipment critical accounting policy. Please note this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In light of the current economic conditions, their impact on our current and projected operations and cash flows, the potential impact on land real estate valuations, the fact that pursuant to *ASC Topic 360, "Property, Plant and Equipment,"* you recorded additional impairment in the third quarter, we believe you should expand your Property and Equipment critical accounting policy to encompass key assumptions and judgments used by management in assessing impairment of long lived assets. Further, management should address such factors such as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonable likely to change in the future. Refer to the guidance outlined in Section V of FR-72 and revise your disclosure accordingly.

4. Furthermore, in light of the continuing negative trends in revenues as indicated by results of operations through September 30, 2009, it also appears useful to expand your disclosure herein with respect to income taxes to describe the facts and circumstances that may lead into a greater valuation allowance. Please revise accordingly.

Factors That May Affect Operating Results; Forward-Looking Statements, page 18

5. We note that you have included a bullet point list of risks that may affect your business. In future filings, please revise your "Risk Factors" section to elaborate on how each of these risks apply to your business. Set forth under each risk factor a subcaption that adequately describes the risk. For example, explain how the "success of or changes in [y]our growth strategies," poses a risk to your business. Refer to Item 503(c) of Regulation S-K.

Signatures, page 33

6. Your Form 10-K must be signed by your principal executive officer and your principal accounting officer, in their individual capacities. In subsequent filings, please revise your signature page accordingly. Refer to Form 10-K and General Instruction D(2)(a) of Form 10-K.

7. The name of each director who signs your 10-K must have a separate line indicating his signature, his name under the signature, and the date signed, even if another individual acted as attorney-in-fact. In subsequent filings, please revise accordingly. Refer to Form 10-K and General Instruction D(2)(b) of Form 10-K.

Item 2-Properties, and
Note 11-Related Party Transactions, page 54

8. We note your disclosure regarding the easement agreement where Dover Downs Gaming and Entertainment (Gaming) uses your 5/8-mile harness racing track which does not require the payment of any rent, in exchange for your use of Gaming's indoor grandstands at no charge in connection with your motorsports events. The easement appears to have a material impact on the company, as it provides for free and exclusive use of the harness track for the period from November 1 through April 30, in exchange for free use of Gaming's indoor grandstands during any motorsports events. Supplementally advise us what amounts, if any, associated with this related party transaction have been reflected in the financial statements pursuant to Rule 4-08 (k) of Regulation S-X and ASC Topic 850, and the amounts that would have been recognized should this agreement have been with an unrelated party. We may have further comment upon reviewing your response.

9. Furthermore, we note that you lease your principal office space from Gaming. Supplementally advise us and expand your disclosure to indicate, if true, the amounts that have been recognized in the financial statements for each of the years presented pursuant to ASC Topic 850. We may have further comment upon reviewing your response.

Other

10. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Timothy R. Horne, CFO
(302) 857-3253